

Mail Stop 0407

March 2, 2005

Via U.S. Mail and Fax (305) 751-8390
Venerando J. Indelicato
Prinicpal Financial Officer
Dryclean USA, Inc.
290 N.E. 68th Street
Miami, FL 33138

      RE: **Dryclean USA, Inc.**
              Form 10-K for the fiscal year ended June 30, 2004
              Filed September 28, 2004

              Form 10-Q for the quarters ended September 30 and December 31, 2004
              File No. 1-14757

Dear Mr. Indelicato:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of Accounting Policies – Revenue recognition, page 21

1. We note that you recognize the revenue upon shipment to customers. With a view toward future footnote disclosure, please provide us the following information:

    a) Describe your formal shipping terms, if any, e.g., FOB shipping point or FOB destination, and explain the manner in which those terms are communicated to customers.
    b) In the absence of formal shipping terms, describe when title and risk of loss of merchandise pass to customers on merchandise shipped from warehouses. Indicate whether you have received a legal opinion in this regard and describe its conclusion.
    c) Describe your involvement in the shipping process.
    d) If formal shipping terms are FOB destination, or title and risk of loss otherwise pass to customers upon delivery, tell us how you comply with SAB 101 by recognizing revenue upon shipment.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. You may contact Paul Monsour, Staff Accountant, at (202) 942-1909 or Ivette Leon, Senior Staff Accountant, at (202) 942-1982 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director